UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Notice of Inclusion of Subsidiary in Holding Company

1. Details of subsidiary	A. Company name		QS1
	B. Representative		Park, Jeong-Bin
	C. Main business		Real estate leasing and management
	D. Financial status of the latest fiscal year (KRW mn)	Total assets	253,082
		Total liabilities	80,326
		Total shareholders’ equity	172,756
		Capital stock	2,000

2. Shareholding ratio of subsidiary	Before inclusion	Shares held (shrs.)	200,000
		Shareholding ratio (%)	50.0
	After inclusion	Shares held (shrs.)	400,000
		Shareholding ratio (%)	100.0

3. Percentage of value of shares held to total assets	Before inclusion	Value of shares held (KRW million)	85,550
		Percentage in total assets (%)	0.2
	After inclusion	Value of shares held (KRW million)	238,298
		Percentage in total assets (%)	0.5

4. Total number of subsidiaries	Before inclusion		16
	After inclusion		17

5. Reasons for inclusion			Acquisition of shares

6. Date of inclusion			March 30, 2023

7. Date of board resolution (decision date)			March 22, 2023

8. Other matters to be factored into investment decisions

•  POSCO HOLDINGS INC. acquired shares in accordance with the exercise of call options for QS1.

•  Above ‘B. Representative’ under 1. ‘Details of subsidiary’ is the representative of the company newly appointed at the general shareholders’ meeting and board of directors’ meeting on March 30, 2023 (settlement date of the share transaction).

•  ‘Percentage in total assets’ before/after inclusion under 3. ‘Percentage of value of shares held to total assets’ is the share of the acquisition value to the total assets of the separate financial statements of POSCO HOLDINGS on FY 2022 Business Report. ‘Value of shares held before inclusion’ is the book value (KRW 85,550 million) as of the end of 2022 and ‘Value of shares held after inclusion’ is the sum of book value and acquisition price (KRW 152,749 million).

•  Above 6 ‘date of inclusion’ is settlement date of share transaction (transfer date of shareholding right).

•  In relation to the ‘7. Resolution date (decision date)’ above, the resolution was made through the Investment Committee, an in-house investment decision-making body, and the ‘resolution date’ is the resolution date of the Investment Committee

ø Related disclosure	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC. (Registrant)

Date: April 3, 2023	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah Title: Senior Vice President